UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ITC^DELTACOM, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45031T104

(CUSIP Number)

Bradley A. Ferguson

Chief Financial Officer

EarthLink, Inc.

1375 Peachtree Street

Atlanta, Georgia  30309

(404) 815-0770

With a copy to:

David M. Carter, Esq.

Troutman Sanders LLP

1001 Haxall Point

Richmond, Virginia 23219

(804) 697-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45031T104

1	Names of Reporting Persons EarthLink, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 58-2511877

2	Check the Appropriate Box if a Member of Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,965,219(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,965,219

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 62.1%(2)

14	Type of Reporting Person CO

(1) Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because EarthLink may be deemed to beneficially own such Shares as a result of the Voting Agreement (as defined below).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by EarthLink that it beneficially owns any Shares for purposes of Section 13(d) of Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2) Calculated based on 83,673,150 Shares (as defined below) outstanding as of October 1, 2010 as represented in the Merger Agreement (as defined below).

CUSIP No. 45031T104

Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D (the “Statement”) relates is the common stock, par value $0.01 per share (the “Shares”), of ITC^DeltaCom, Inc., a Delaware corporation (“ITC^DeltaCom”). The principal executive offices of ITC^DeltaCom are:

ITC^DeltaCom, Inc.

7037 Old Madison Pike

Huntsville, Alabama 35806

Item 2.	Identity and Background.

(a)-(c) and (f) The name of the person filing this statement is EarthLink, Inc., a Delaware corporation (“EarthLink”).

The address of the principal business and the principal office of EarthLink is 1375 Peachtree St., Atlanta, Georgia 30309.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of EarthLink is set forth on Schedule A.

EarthLink is an Internet service provider, providing nationwide Internet access and related value-added services to individual and business customers. EarthLink’s primary service offerings are dial-up and high-speed Internet access services and related value-added services, such as ancillary services sold as add-on features to EarthLink’s Internet access services, search and advertising. In addition, through its wholly owned subsidiary, New Edge Networks, EarthLink builds and manages IP-based wide area networks for businesses and communications carriers.

(d) During the past five years, neither EarthLink nor, to the best of EarthLink’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither EarthLink nor, to the best of EarthLink’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

EarthLink has entered into the Written Consent and Voting Agreement (the “Voting Agreement”) described in response to Item 4.  EarthLink did not pay any additional consideration to the ITC^DeltaCom stockholders in connection with the Voting Agreement.  EarthLink intends to fund the Merger consideration using cash on-hand and marketable securities.

Item 4.	Purpose of Transaction.

On October 1, 2010, EarthLink announced that it entered into a definitive Agreement and Plan of Merger, dated as of October 1, 2010 (the “Merger Agreement”), with Egypt Merger Corp., a Delaware corporation and wholly-owned subsidiary of EarthLink, and ITC^DeltaCom to acquire ITC^DeltaCom in an all-cash transaction for $3.00 per share.  The Merger Agreement provides for EarthLink’s acquisition of ITC^DeltaCom by means of a merger (the “Merger”) of Egypt Merger Corp. with and into ITC^DeltaCom, with ITC^DeltaCom surviving as a wholly-owned subsidiary of EarthLink. Following the Merger, EarthLink will beneficially own all of the outstanding Shares.

The Merger, which the boards of directors of EarthLink and ITC^DeltaCom have unanimously approved, will be completed upon the satisfaction of several closing conditions, including receipt of required regulatory approvals from the U.S. Federal Communications Commission and certain public utilities commissions and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.  Each party’s obligation to consummate the Merger is subject to certain other conditions, including, among others, the accuracy of the other party’s representations and warranties and the other party’s compliance, in all material respects, with its covenants and agreements contained in the Merger Agreement.  In addition, EarthLink’s obligation to consummate the Merger is also conditioned on the absence of a material adverse effect related to ITC^DeltaCom.  Subject to the fulfillment of these closing conditions, the transaction is expected to close in the fourth quarter of 2010 or the first quarter of 2011.

CUSIP No. 45031T104

The Merger Agreement contains certain termination rights for EarthLink.  Upon termination of the Merger Agreement, under specified circumstances, ITC^DeltaCom may be required to pay EarthLink a termination fee equal to $8.25 million and reimbursement of EarthLink’s expenses up to $2.5 million.

EarthLink also entered into the Voting Agreement, dated October 1, 2010, with certain affiliates of Welsh, Carson, Anderson & Stowe and Tennenbaum Capital Partners, LLC (collectively, the “Principal Stockholders”), who in the aggregate beneficially own approximately 62% of ITC^DeltaCom’s outstanding Shares as of October 1, 2010 (the “Voting Agreement Shares”).  Pursuant to the Voting Agreement, the Principal Stockholders executed and delivered an irrevocable written consent (subject to certain conditions) adopting the Merger Agreement shortly after the Merger Agreement was executed.

Further, under the Voting Agreement, the Principal Stockholders agreed to vote or deliver a written consent in favor of the adoption and approval of the Merger Agreement, among other things, and against any takeover proposal (as defined in the Merger Agreement) and against any other action, agreement or transaction involving ITC^DeltaCom or any of its subsidiaries that is intended, or would reasonably be expected to, materially impede, interfere with, delay, postpone or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Pursuant to the Voting Agreement, each Principal Stockholder also agreed that it has not and will not, prior to the Expiration Date, as defined below, (i) enter into any voting agreement or voting trust with respect to its Voting Agreement Shares; (ii) grant consent or power of attorney with respect to its Voting Agreement Shares; or (iii) knowingly take any action that would make any representation or warranty made by such Principal Stockholder contained in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling such Principal Stockholder from performing any of its material obligations under the Voting Agreement.

Under the terms of the Voting Agreement, the Principal Stockholders have granted EarthLink an irrevocable proxy with respect to the Voting Agreement Shares.  The irrevocable proxy allows EarthLink to vote the Voting Agreement Shares in the manner set forth above.

To the extent that any Principal Stockholder acquires beneficial ownership of any Shares during the term of the Voting Agreement, such Shares will become subject to the terms of the Voting Agreement to the same extent as though such Shares were owned by such Principal Stockholder as of the date of the Voting Agreement.

Each Principal Stockholder has agreed (subject to limited exceptions) that it will not transfer any Voting Agreement Shares during the term of the Voting Agreement.

The Voting Agreement also prohibits the Principal Stockholders from soliciting, initiating or participating in any discussions or negotiations regarding an alternative takeover proposal, provided that the Principal Stockholders may participate in discussions or negotiations with a third party if ITC^DeltaCom is permitted to do so under the Merger Agreement.

The Voting Agreement terminates, and the Principal Stockholders’ written consent will be automatically revoked, upon the earlier of (i) the effectiveness of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms (including termination rights that may be exercised by the board of directors of ITC^DeltaCom in certain circumstances as required by its fiduciary duties) and (iii) an amendment or waiver of the Merger Agreement adverse to the Principal Stockholders that is effected without their written consent (the “Expiration Date”).

The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of such agreements.  A copy of the Merger Agreement and a copy of the Voting Agreement are attached hereto as Exhibits 2.1 and 10.1, respectively, and are incorporated herein by reference.

EarthLink anticipates that, if the Merger is completed in accordance with the Merger Agreement, the Shares will no longer be traded on the OTC Bulletin Board nor will they be registered under the Act.

Except as set forth in this Item 4, the Merger Agreement or the Voting Agreement, neither EarthLink nor, to its knowledge, the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result

CUSIP No. 45031T104

in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although EarthLink reserves the right to develop such plans).

The representations and warranties of the parties in the Merger Agreement have been made solely for the benefit of the other parties to the Merger Agreement and were not intended to be and should not be relied upon by stockholders of EarthLink or ITC^DeltaCom; should not be treated as categorical statements of fact, but rather as a way of allocating risk between the parties; have in some cases been qualified by disclosures that were made to the other party in connection with the negotiation of the Merger Agreement, which disclosures are not necessarily reflected in such agreement; may apply standards of materiality in a way that is different from what may be material to investors; and were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date hereof, EarthLink does not own any Shares.  However, EarthLink, pursuant to the Voting Agreement, may be deemed to share with each Principal Stockholder the power to vote in favor of adoption and approval of the Merger Agreement (as described in Item 4), and, for the purpose of Rule 13d-3 promulgated under the Act, may be deemed to beneficially own 51,965,219 Shares (solely with respect to those matters described in the Voting Agreement), representing approximately 62% of the outstanding Shares of ITC^DeltaCom (based upon ITC^DeltaCom’s representations in the Merger Agreement).  EarthLink disclaims beneficial ownership of such Shares.

Except as described in Item 4 of this Schedule 13D and in the Voting Agreement, EarthLink is not entitled to any rights as a stockholder of ITC^DeltaCom. EarthLink disclaims beneficial ownership of the Shares covered by the Voting Agreement and nothing herein shall be construed as an admission that EarthLink is the beneficial owner of such Shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by EarthLink or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

Other than the Shares that may be deemed to be beneficially owned by EarthLink by virtue of the Voting Agreement, EarthLink does not beneficially own any Shares.

To the knowledge of EarthLink, none of the Schedule A Persons beneficially owns any Shares.

(b)           Pursuant to the Voting Agreement, EarthLink may be deemed to have shared power to vote or direct the voting of 51,965,219 Shares (solely with respect to those matters described in the Voting Agreement) pursuant to the Voting Agreement as described in Item 4.

(c)           Other than as described in this Schedule 13D, neither EarthLink, nor, to its knowledge, any Schedule A Person, has effected any transaction in Shares during the past 60 days.

(d)           To EarthLink's knowledge, no person other than the Principal Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See response to Item 4.

Except for the agreements described above and in the agreements incorporated herein by reference and set forth as exhibits hereto, EarthLink does not have, and to the best knowledge of EarthLink the Schedule A persons do not have, any contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the

CUSIP No. 45031T104

persons enumerated in Item 2, and any other person, with respect to any securities of ITC^DeltaCom, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

2.1

Agreement and Plan of Merger, dated as of October 1, 2010, by and among EarthLink, Inc., Egypt Merger Corp. and ITC^DeltaCom, Inc. (filed as Exhibit 2.1 to EarthLink’s Current Report on Form 8-K, filed on October 1, 2010, and incorporated herein by reference).

10.1

Written Consent and Voting Agreement, dated as of October 1, 2010, by and among EarthLink, Inc., Welsh, Carson, Anderson & Stowe VIII, L.P. and WCAS Capital Partners III, L.P., and Special Value Absolute Return Fund, LLC, Special Value Continuation Partners, LP, and Tennenbaum Opportunities Partners V, LP (filed as Exhibit 10.1 to EarthLink’s Current Report on Form 8-K, filed on October 1, 2010, and incorporated herein by reference).

CUSIP No. 45031T104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2010

EARTHLINK, INC.

By:	/s/ Bradley A. Ferguson
Bradley A. Ferguson
Chief Financial Officer

CUSIP No. 45031T104

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF EARTHLINK, INC.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of EarthLink, Inc. (EarthLink”) are set forth below.  If no business address is given, the director’s or officer’s business address is EarthLink’s.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to EarthLink.  Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Directors

Name	Present Principal Occupation Including Name and Address(3) of Employer
Rolla P. Huff	Chairman and Chief Executive Officer
Susan D. Bowick	Former Executive Vice President, Human Resources and Workforce Development, Hewlett-Packard Company
Marce Fuller	Former President and Chief Executive Officer, Mirant Corporation
David A. Koretz	President and Chief Executive Officer, BlueTie Inc.
Terrell B. Jones	Managing Principal, Essential Ideas
Thomas E. Wheeler	Managing Director, Core Capital Partners
M. Wayne Wisehart	Chief Financial Officer, All Star Directories, Inc.

Executive Officers Who Are Not Directors

Name	Present Principal Occupation Including Name and Address(3) of Employer
Joseph M. Wetzel	President and Chief Operating Officer
Bradley A. Ferguson	Chief Financial Officer
Kevin F. Brand	Chief of Consumer Products and Support
Samuel R. DeSimone, Jr.	General Counsel and Secretary
Stacie S. Hagan	Chief People Officer
Cardi M. Prinzi	President, New Edge Networks

(3)  Same address as director’s or officer’s business address except where indicated.